# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: dMY Squared Technology Group, Inc., CIK 0001915380
CUSIP: 233276104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1180 NORTH TOWN CENTER DRIVE SUITE 100, 1180 NORTH TOWN CENTER DRIVE SUITE 100, LAS VEGAS, Nevada (NV), 89144
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001412741-25-000004
Filed by CIK 0001412741

## Reporting persons
- J. Goldman & Co LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 225,000; sole dispositive power 0; shared dispositive power 225,000; aggregate amount beneficially owned 225,000 (9.6% of the class)
- GOLDMAN JAY G: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 225,000; sole dispositive power 0; shared dispositive power 225,000; aggregate amount beneficially owned 225,000 (9.6% of the class)
- J. Goldman Capital Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 225,000; sole dispositive power 0; shared dispositive power 225,000; aggregate amount beneficially owned 225,000 (9.6% of the class)

## Item 1. Issuer
Name of issuer: dMY Squared Technology Group, Inc.
Address of issuer's principal executive offices: 1180 NORTH TOWN CENTER DRIVE SUITE 100, 1180 NORTH TOWN CENTER DRIVE SUITE 100, LAS VEGAS, NEVADA, 89144.

## Item 2. Person Filing
Name of person filing: This Statement is filed by: (i) J. Goldman & Co., L.P. ("JGC") with respect the shares of the Company beneficially owned by J. Goldman Master Fund, L.P. ("JGMF") and J. Goldman Enhanced Master Fund, L.P. ("JGEMF"); (ii) J. Goldman Capital Management, Inc. ("JGCM") with respect to shares of the Company beneficially owned by JGMF and JGEMF; and (iii) Mr. Jay G. Goldman with respect to shares of the Company beneficially owned by JGMF and JGEMF.
Address of principal business office or, if none, residence: The address of the principal place of business office of JGC, JGCM and Mr. Goldman is c/o J. Goldman & Co., L.P., 510 Madison Avenue, 26th Floor, New York, NY 10022.
Citizenship: JGC and JGCM are organized under the laws of the State of Delaware. Mr. Goldman is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
J. Goldman & Co., L.P. - 225,000 shares

J. Goldman Capital Management, Inc. - 225,000 shares

Jay. G. Goldman - 225,000 shares
Percent of class:
J. Goldman & Co., L.P. - 9.62%

J. Goldman Capital Management, Inc. - 9.62%

Jay. G. Goldman - 9.62%
Sole power to vote or to direct the vote:
J. Goldman & Co., L.P. - 0

J. Goldman Capital Management, Inc. - 0

Jay. G. Goldman - 0
Shared power to vote or to direct the vote:
J. Goldman & Co., L.P. - 225,000 shares

J. Goldman Capital Management, Inc. - 225,000 shares

Jay. G. Goldman - 225,000 shares
Sole power to dispose or to direct the disposition:
J. Goldman & Co., L.P. - 0

J. Goldman Capital Management, Inc. - 0

Jay. G. Goldman - 0
Shared power to dispose or to direct the disposition:
J. Goldman & Co., L.P. - 225,000 shares

J. Goldman Capital Management, Inc. - 225,000 shares

Jay. G. Goldman - 225,000 shares

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- J. Goldman & Co LP: Sagan A. Weiss, CCO (08/14/2025)
- GOLDMAN JAY G: Jay G. Goldman, N/A (08/14/2025)
- J. Goldman Capital Management, Inc.: Jay G. Goldman, Director (08/14/2025)